SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Aviat Networks, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05366Y102
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

________________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05366Y102	13D	Page 2 of 8

1	NAME OF REPORTING PERSON
Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
295,291 (See Item 5)
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
295,291 (See Item 5)
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,291 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (See Item 5)
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	05366Y102	13D	Page 3 of 8

1	NAME OF REPORTING PERSON
JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
295,291 (See Item 5)[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
295,291 (See Item 5)[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,291 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (See Item 5)
14	TYPE OF REPORTING PERSON*
OO

 ______________________

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

CUSIP No.	05366Y102	13D	Page 4 of 8

1	NAME OF REPORTING PERSON
David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[X]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000 (See Item 5)
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
50,000 (See Item 5)
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock (the “Shares” or the “Common Stock”) of Aviat Networks, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5200 Great America Parkway, Santa Clara, CA 95054. Each of the Reporting Persons (as defined below), along with John H. Burke, was a party to a joint filing agreement relating to a Schedule 13G filed by the Reporting Persons and Mr. Burke with respect to the Issuer on March 28, 2016. The Reporting Persons are filing this Schedule 13D in light of certain discussions that the Reporting Persons have had with the Issuer as described in Item 4 below.

Item 2.	Identity and Background.

(a) This Statement is being filed by:

(i)	Julian Singer, the managing member of JDS1, LLC, a Delaware limited liability company (“JDS1”);

(ii)	JDS1; and

(iii)	David S. Oros.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Mr. Burke is no longer a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Mr. Singer’s and JDS1’s principal place of business is 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024. Mr. Oros’s principal place of business is 702 W. Lake Avenue, Baltimore, MD 21210.

(c) Mr. Singer’s principal occupation is investing assets held in JDS1 and certain other entities. JDS1’s principal business is investing assets. Mr. Oros’s principal occupation is an investor.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Singer and Oros are citizens of the United States of America. JDS1 is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Singer is the managing member of JDS1, which was created pursuant to that certain limited liability operating agreement, dated as of October 12, 2012 (“the “Operating Agreement”). All of the Shares held by JDS1 were purchased by funds generated and held by JDS1. The aggregate amount of funds used for the purchase of the Shares held by JDS1 reported herein was approximately $4,529,251.85, including broker fees and commissions.

All of the Shares held by Mr. Oros were purchased with personal funds. The aggregate amount of funds used for the purchase of the Shares held by Mr. Oros reported herein was approximately $802,500.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On September 13, 2016, the Reporting Persons entered into a letter agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer agreed that it would include Wayne Barr, Jr. on the Issuer’s slate of nominees standing for election at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”). The Issuer also agreed that it would take all action necessary to permit the Reporting Persons to increase their collective ownership to no more than 7.9% of the Shares.

In addition, the Reporting Persons agreed to certain customary standstill restrictions that generally terminate prior to the advance notice deadline for the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”), unless the Issuer informs JDS1 that the Issuer will re-nominate Mr. Barr for election at the 2017 Annual Meeting, in which case the standstill restrictions terminate prior to the advance notice deadline for the Issuer’s 2018 Annual Meeting of Stockholders. The Reporting Persons have also agreed to vote in favor of certain matters at the 2016 Annual Meeting and, if the standstill provisions are still in effect, at the 2017 Annual Meeting.

In the event the Reporting Persons, together with their affiliates and associates, no longer own at least 5% of the Shares, then Mr. Barr must offer his resignation to the Issuer’s board of directors (the “Board”). If Mr. Barr’s resignation is accepted, then the Agreement, including the standstill provisions, will immediately terminate.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the provisions of the Agreement, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of the Issuer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including seeking Board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in transactions in options with respect to the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,261,041 Shares outstanding as of August 18, 2016, as reported in the Issuer’s Annual Report on Form 10-K filed on September 8, 2016.

A. JDS1, LLC

(a)       As of the date hereof, JDS1 beneficially owns 295,291 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 5.6%

(b)           1.     Sole power to vote or direct vote: 295,2914

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 295,291[5]

4.	Shared power to dispose or direct the disposition: 0

B. Mr. Singer

_______________

4 see footnote 2.

5 see footnote 3.

(a)       As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 295,291 shares of Common Stock held by JDS1.

Percentage: Approximately 5.6%

(b)           1.     Sole power to vote or direct vote: 295,291

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 295,291

4.	Shared power to dispose or direct the disposition: 0

C. Mr. Oros

(a)       As of the date hereof, Mr. Oros beneficially owns 50,000 shares of Common Stock.

Percentage: Approximately 1.0%

(b)          1.       Sole power to vote or direct vote: 50,000

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 50,000

4.	Shared power to dispose or direct the disposition: 0

(c)       None of JDS1, Mr. Singer or Mr. Oros has entered into any transactions in the Shares in the last 60 days.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 345,291 Shares, constituting approximately 6.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons, along with John H. Burke, was previously party to a joint filing agreement relating to a Schedule 13G filed by the Reporting Persons with respect to the Issuer on March 28, 2016. On September 14, 2016, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Reference is made to the Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

99.1	Amended and Restated Joint Filing Agreement, dated September 14, 2016, by and among JDS1, LLC, Julian Singer and David S. Oros.
99.2	Agreement, dated September 13, 2016, by and among Aviat Networks, Inc., JDS1, LLC, Julian Singer and David S. Oros.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016

JDS1, LLC

By: /s/ Julian Singer
Name: Julian Singer
Title: Managing Member

/s/ Julian Singer
Julian Singer

/s/ David S. Oros
David S. Oros